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                                                                      EXHIBIT 18

                             [ARTHUR ANDERSEN LOGO]

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                                                     Arthur Andersen LLP

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November 12, 1999                                    Suite 300
                                                     501 North 44th Street
Allied Waste Industries, Inc.                        Phoenix AZ 85008
15880 North Greenway-Hayden Loop, Suite 100          602 286 2000
Scottsdale, Arizona 85260

Re: Form 10-Q Report for the quarter ended September 30, 1999.

Gentlemen and Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 1999, Allied Waste Industries, Inc. (the "Company") changed the method of calculating the amount of interest to be capitalized under Statement of Financial Accounting Standard No. 34 Capitalization of Interest Cost. Previously, interest was capitalized using a method that defined the area of a landfill under development as all acreage considered available for development. Under the new methodology, the area of a landfill under development is defined for accounting purposes as only the portion of the permitted acreage currently undergoing active cell development. With both methods, actual acquisition, permitting and construction costs incurred related to the area under development qualify for interest capitalization and any costs incurred related to areas already developed and accepting waste no longer qualify for interest capitalization. The effect of this change in definition is to substantially reduce the acreage qualifying for interest capitalization. According to the management of the Company, the change in method was made to more accurately reflect the new operating strategy of the Company as a result of recent business combinations.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reason stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 1998. Further, we have not examined and do not express any opinion with respect to your financial statements for the three and nine months ended September 30, 1999.

Very truly yours,

ARTHUR ANDERSEN LLP